Exhibit 99.7

Blue Hat Announces Signing of Securities Purchase Agreement

XIAMEN, China, July 9, 2020 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games, toys and educational materials in China, today announced that it has entered into a Securities Purchase Agreement (the “SPA”) with two accredited institutional investors (each a “Holder” and collectively the “Holders”) to sell senior secured convertible notes (the “Convertible Notes”) of the Company in a private placement (the “Private Placement”) to the Holders, in the aggregate principal amount of $3,262,000, together with the issuance of warrants (the “Warrants” and, together with the Convertible Notes, the “Securities”) to acquire up to 784,000 ordinary shares of the Company (the “Ordinary Shares”) for an aggregate cash purchase price of $2,800,000 (reflecting an original issue discount of $462,000). The Company intends to use the net proceeds for working capital and general corporate purposes. The offering is subject to customary closing conditions.

The Convertible Notes will be sold with an original issue discount and will not bear interest except upon the occurrence of an event of default. The convertible notes will be initially convertible at any time after their issuance into ordinary shares of the Company at a conversion price of $1.25, subject to adjustment as provided therein. The Warrants will be initially exercisable at a price of $1.25 per share, subject to adjustment as provided therein.

FT Global Capital, Inc. is acting as the exclusive placement agent in the Private Placement.

The securities to be sold in the proposed private placement will not be registered under the Securities Act of 1933, as amended, or state securities laws as of the time of issuance and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements.

Further details regarding the proposed transaction can be found in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission on the date hereof.

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company's interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company's investor relations website at http://ir.bluehatgroup.com.

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Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company's actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Lexie Zhang

Blue Hat Interactive Entertainment Technology

Phone: +86 (592) 228-0010

Email: ir@bluehatgroup.net

Phil Lisio

The Foote Group

Phone: +86 135-0116-6560

Email: phil@thefootegroup.com

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